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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   Under the Securities Exchange Act of 1934
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                             SAMSONITE CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   79604V105
                                 (CUSIP Number)

                                  CARL HANSEN
                                    DIRECTOR
                              22 GRENVILLE STREET
                               ST HELIER, JERSEY
                            CHANNEL ISLANDS JE4 8PX
                            TEL: 011-44-1534-609-885
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                 OCTOBER 24, 2007
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 5 pages)

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                                                                    Page 2 of 5

                                  SCHEDULE 13D

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CVC European Equity IV (AB) Limited;
        CVC European Equity IV (CDE) Limited;
        CVC European Equity Tandem GP Limited; and
        Cameron 1 S.a r.l.

        None of the foregoing entities is a U.S. company or has a place of business in the U.S., and none has an IRS identification number.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         BK, OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CVC European Equity IV (AB) Limited, CVC European Equity IV
         (CDE) Limited and CVC European Equity Tandem GP Limited are limited companies incorporated in Jersey, Channel Islands.

         Cameron 1 S.a r.l. is a corporation incorporated in Luxembourg.
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                                7     SOLE VOTING POWER

         NUMBER OF                    -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      -0-
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      1,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
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14       TYPE OF REPORTING PERSON

         Each entity listed in part 1 above:  CO.
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                                                                    Page 3 of 5

                                 SCHEDULE 13D/A


Item 1.    SECURITY AND ISSUER.

              This Amendment No. 1 (this "Amendment") supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the "Schedule 13D") of CVC European Equity IV
(AB) Limited, CVC European Equity IV (CDE) Limited and CVC Equity Tandem GP Limited, each of which is a limited company organized under the laws of Jersey, Channel Islands, and Cameron 1 S.a r.l., a corporation incorporated in Luxembourg (hereafter collectively referred to as "CVC"), filed with the Securities and Exchange Commission on July 10, 2007. This Schedule 13D (this "Statement") relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Samsonite Corporation, a Delaware corporation ("Samsonite"), which has its principal executive office at 575 West Street, Suite 110, Mansfield, Massachusetts.

Item 4 is hereby amended as follows:

Item 4.    PURPOSE OF TRANSACTION.

              The disclosure set forth in the fourth through seventh paragraphs of Item 4 of the Schedule 13D is hereby amended and restated as follows:

              The Written Consent and Voting Agreement expired at the Effective Time of the Merger (October 24, 2007).

              At the Effective Time, Merger Sub was merged with and into Samsonite. As a result of the Merger, the outstanding shares of Common Stock were converted into the right to receive $1.49 per share in cash, without interest, and Parent's shares in Merger Sub were converted into 1,000 shares of Common Stock, representing all of the shares of Common Stock issued and outstanding. Following the Effective Time, Parent implemented certain changes to the board of directors and the bylaws of Samsonite, including filling vacancies from the resignation of directors of Samsonite in connection with the Merger and the replacement of Samsonite's bylaws with the bylaws of Merger Sub. Parent also caused Samsonite to file a Form 15 to terminate the registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. As the sole shareholder of Samsonite, Parent may decide to take one or more other actions described in the instructions to Item 4 of
Schedule 13D.

              The foregoing descriptions of the transactions contemplated by the Merger Agreement and the Written Consent and Voting Agreement are qualified in their entirety by reference to the respective agreements, copies of which were filed as Exhibits 1 and 2, respectively, to the Schedule 13D. Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 4.

Item 5 is hereby amended and restated as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

              (a) and (b): As a result of the Merger Agreement, CVC may be deemed to have (i) beneficial ownership (within the meaning of 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 1,000 shares of Common Stock, which represents approximately 100% of the shares of Common Stock deemed issued and outstanding as of the Effective Date.

              (c): Except as set forth or incorporated herein, CVC has not effected any transaction in Common Stock in the past 60 days.

              (d):  Not applicable.

              (e):  Not applicable.

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                                                                    Page 4 of 5


Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1: Agreement and Plan of Merger, dated July 5, 2007, by and among Parent, Merger Sub and Samsonite (incorporated by reference to Schedule 13D, filed on July 10, 2007).

              Exhibit 2: Written Consent and Voting Agreement, dated July 5, 2007, by and among Parent, Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., Bain Capital (Europe) L.P. and Ontario Teachers' Pension Plan Board (incorporated by reference to Schedule 13D, filed on July 10, 2007).


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                                                                    Page 5 of 5


                                   SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              CVC EUROPEAN EQUITY IV (AB) LIMITED

                              as general partner of

                              CVC European Equity Partners IV (A) L.P.

                              CVC European Equity Partners IV (B) L.P.


                              By: /s/ Carl Hansen
                                  ----------------------------------
                                  Name:   Carl Hansen
                                  Title:  Director


                              CVC EUROPEAN EQUITY IV (CDE) LIMITED

                              as general partner of

                              CVC European Equity Partners IV (C) L.P.

                              CVC European Equity Partners IV (D) L.P.

                              CVC European Equity Partners IV (E) L.P.


                              By: /s/ Carl Hansen
                                  ----------------------------------
                                  Name:   Carl Hansen
                                  Title:  Director


                              CVC EUROPEAN EQUITY TANDEM GP LIMITED

                              as general partner of

                              CVC European Equity Partners Tandem Fund (A) L.P.

                              CVC European Equity Partners Tandem Fund (B) L.P.

                              CVC European Equity Partners Tandem Fund (C) L.P.


                              By: /s/ Carl Hansen
                                  ----------------------------------
                                  Name:   Carl Hansen
                                  Title:  Director


                              CAMERON 1 S.A.R.L.


                              By: /s/ Emanuela Brero
                                  ----------------------------------
                                  Name:   Emanuela Brero
                                  Title:  Director


October 24, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).